SpartanNash Company

850 76th Street, S.W.

P.O. Box 8700

Grand Rapids, Michigan 49518

August 13, 2019

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:SpartanNash Company

Form 10-K for the Fiscal Year Ended December 29, 2018

Filed February 27, 2019

File No. 000-31127

Dear Mr. Thompson:

This letter is our response to your comment letter dated July 17, 2019 concerning our Form 10-K for the fiscal year ended December 29, 2018. SpartanNash Company strives to meet or exceed the Commission's requirements in all of our securities filings and has considered your comments very carefully.

With this in mind, we respectfully submit for your consideration the following responses to your comments (which are set forth in italics below).

Form 10-K for Fiscal Year Ended December 29, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 33

We note you disclosed in your 2017 Form 10-K that as of the most recent goodwill impairment test, the Food Distribution reporting unit had a fair value that was “substantially in excess” of its carrying value, as contrasted with your most recent Form 10-K disclosure which indicates this reporting unit had a fair value “in excess” of its carrying value. If goodwill in the Food Distribution reporting unit is at risk of impairment, please tell us your consideration of disclosing:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the key assumptions used in estimating fair value and how the key assumptions were determined;

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In addition, at the end of the first quarter and during the second quarter of 2019, we note your overall net book value exceeds your market capitalization. Please tell us your consideration of discussing this in your quarterly MD&A in the context of disclosure regarding your consideration of potential goodwill impairment indicators and whether additional interim goodwill impairment testing is warranted. If you have concluded the decline in your stock price and market capitalization does not represent a significant and sustained decline, tell us your consideration of providing disclosure to this effect as well, including the basis for this conclusion.

Response

The Company performs goodwill impairment tests on an annual basis, or whenever events or circumstances indicate that it would be more likely than not that the fair value of a reporting unit is below its carrying amount. The annual tests are performed as of the first day of the fourth quarter of the fiscal year.  As a result of the 2017 and 2018 annual impairment tests, the fair value of the Food Distribution reporting unit was 57.4% and 25.6% greater than its carrying value, respectively. As of both testing dates, the Company concluded that the reporting unit was not at risk of failing the impairment test.  Additionally, there were no events or circumstances which indicated that it was more likely than not that the fair value of the reporting unit was below its carrying amount and, therefore, interim goodwill impairment tests were not necessary. Since it was concluded that the goodwill in the Food Distribution reporting unit was not at risk of impairment, it was not necessary to perform disclosures to comply with the requirements of Regulation S-K 303(a)(3)(ii). While the determination of whether a reporting unit’s fair value is substantially in excess of its carrying amount is a matter of judgment, in future filings the Company will include the statement that the fair value is “substantially in excess” of the carrying amount when the Company does not believe the reporting unit is at risk of impairment.

The Company began considering the decline in its market capitalization at the end of the first quarter and throughout the second quarter. The Company determined that changes in its market capitalization represented an indicator of impairment as the declines observed during this period were both substantial and became sustained during the second quarter. The Company, therefore, prepared an interim impairment test during the second quarter. In connection with the determination of the carrying value of the Food Distribution reporting unit, the Company considered the effect of the tradename impairment recorded during the second quarter, triggered by the planned repositioning of the Caito Fresh Production operations. The interim test resulted in a fair value assessment for the Food Distribution reporting unit which was 39.5% in excess of its carrying value. The Company again concluded that the reporting unit was not at risk of failing the impairment test.

The Company estimates the fair value of the Food Distribution reporting unit primarily based on the income approach using a discounted cash flow model. The results of the discounted cash flow model are compared to observable comparable company market multiples to support the appropriateness of the fair value estimates. The implied EBITDA multiple for the Food Distribution reporting unit, derived from the discounted cash flow model prepared during the second quarter, was 7.9 times, compared to a range of observed comparable company market multiples of 7.8 times to 15.3 times. The Company concluded that the implied multiple within the comparable company range supported that the assumptions in performing the fair value estimate were reasonable.

Additionally, the Company reconciles the fair value estimate for the Food Distribution reporting unit to the current market capitalization of the enterprise as a whole. While the Retail and Military reporting units do not carry goodwill balances, it is necessary to determine their respective fair values to perform this reconciliation. The fair value of these reporting units is combined with the fair value estimate of the Food Distribution reporting unit in determining the enterprise value of the total Company. During the second quarter goodwill impairment test, the reconciliation between the enterprise value of the Company and market capitalization implied a control premium of 21.6%. The Company’s expectations of a reasonable range of control premiums are established through a review of actual market transactions. A review of recent transactions suggests that the implied control premium for the Food Distribution reporting unit was within a reasonable range.

Due to the Company’s identification of the indicator of impairment and the subsequent testing performed during the quarter, we will expand our disclosures within Management’s Discussion and Analysis in our Quarterly  Report on Form 10-Q for our recently completed second fiscal quarter to explain our considerations and the results of our testing. The following is illustrative of the disclosure we plan to incorporate:

The Company performs goodwill impairment tests on an annual basis, or whenever events or circumstances indicate that it would be more likely than not that the fair value of a reporting unit is below its carrying amount. During the second quarter of 2019, the Company assessed whether there were any indicators that the carrying value of the Food Distribution reporting unit was in excess of its fair value. One of the considerations performed by the Company is whether the carrying value of the enterprise as a whole is greater than the market capitalization, considering a reasonable control premium. At the end of the first quarter and into the second quarter of 2019, the decline in the Company’s stock price substantially decreased market capitalization and the decline became sustained during the second quarter. As a result of this indicator of impairment, the Company performed an interim goodwill impairment test for the Food Distribution reporting unit, the only reporting unit which carries a goodwill balance.

The Company estimates the fair value of the Food Distribution reporting unit primarily based on the income approach using a discounted cash flow model and also incorporates the market approach using observable comparable company information. As a result of the second quarter impairment test, the Company concluded that the fair value of the Food Distribution reporting unit was substantially in excess of its carrying value.

Key assumptions used by the Company in preparing the fair value estimate under the discounted cash flow method include:

•

Weighted average cost of capital (“WACC”): The determination of the weighted average cost of capital incorporates current interest rates, equity risk premiums, and other market-based expectations regarding expected investment returns. The development of the WACC requires estimates of an equity rate of return and a debt rate of return, which are specific to the industry in which the Food Distribution reporting unit operates.

•	Revenue growth rates: The Company develops its forecasts based on recent sales data for existing operations and other factors, including management’s future expectations.
•

Operating profits: The Company uses historical operating margins as a basis for our projections within the discounted cash flow model. Margins within the forecast may vary due to future expectations related to both product and administrative costs.

The Company compared the results of the discounted cash flow model to observable comparable company market multiples to support the appropriateness of the fair value estimates. The Company concluded that the implied multiple was reasonable with respect to the comparable company range, and that the assumptions used in the fair value estimate were supportable.

Additionally, the Company reconciled the fair value estimate for the Food Distribution reporting unit to the current market capitalization of the enterprise as a whole. While the Retail and Military reporting units do not carry goodwill balances, their fair values are combined with the fair value estimate of the Food Distribution reporting unit in determining the enterprise value of the total Company. During the second quarter goodwill impairment test, the reconciliation between the enterprise value of the Company and market capitalization, implying a reasonable control premium, was within the Company’s expectations based on recent market transactions.

***

SpartanNash Company is committed to serving its investors with complete, accurate and understandable disclosure regarding its operations and financial condition. We appreciate the comments of the Commission.

Please contact me by telephone at 616-878-8023 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Mark Shamber

Mark Shamber

Executive Vice President and

Chief Financial Officer